SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

GOL 20 anos

Earnings Report
First Quarter 2021



Conference call connection information

1Q21 Earnings Calls Thursday, April 29, 2021

Live Webcast Access at www.voegol.com.br/ir

Presentations: The Company also made available on its investor relations website (above) three videos with the results' presentation, financial review and preliminary Q&A. GOL suggests everyone to watch them, as it will now only make a few brief considerations in the conference calls, allowing more time to interact with participants.

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília time)	12:30 p.m. (US EDT) 01:30 p.m. (Brasília time)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10154662	Code: 2000720#

GLA Merger with Smiles Approved; Company Prepares for Demand Acceleration in 2Q21

Shareholders of GOL and Smiles approve corporate reorganization, that will provide significant operational and financial synergies, and enhance the Group's competitiveness;

Strong discipline in capacity management maintains profitability of operations;

Neutral cash consumption in March amid the cooling demand for air transport in Brazil, combined with the transition to the low season.

April 29, 2021 - São Paulo - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced its consolidated results for the first quarter of 2021 (1Q21), also outlining its continued initiatives in response to the Covid-19 pandemic.

All information is presented in Brazilian reais (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics, and is made available to enable comparability of this quarter with the same period last year. Such adjusted metrics exclude expenses related to the portion of the non-operating fleet that GOL grounded this quarter and are detailed in the table showing "operating expenses". Comparisons are made to the first quarter of 2020 (1Q20), unless otherwise specified.

The 1Q21 was marked by three relevant trends for GOL's resumption of growth going forward:

The first is related to the merger between GLA ("GOL Linhas Aéreas") and Smiles, whose approval was granted by shareholders in the respective extraordinary meetings on March 24, 2021. This transaction is expected to provide operating and financial synergies to both companies that can exceed R$400 million per year, mainly through a more dynamic management of the inventory of seats, unification of marketing initiatives, optimization of yield management and greater tax efficiency.

"The shareholders of GOL and Smiles recognize the high potential to generate value for the integrated entities, as well as the differential generated by synergies in maximizing the Group's competitive performance," said Paulo Kakinoff, CEO. "The transaction will be self-financed through Smiles' own cash generation, and it has significant benefits when considering the potential operational, financial and tax synergies that were not available in the configuration of separate companies."

The other important trend was the second wave of the Covid-19 pandemic in Brazil, which reached its peak at the end of March. This situation, combined with the beginning of the low season in Brazil, led to a pause in the market recovery process during the first quarter. GOL flexibly readjusted its flight network in response to the lower demand, protecting the balance sheet and liquidity.

"Since the beginning of the pandemic, the Company has maintained the necessary agility to adjust its supply according to fluctuations in demand, and it remains to be a differentiator for us. Fortunately, we are already seeing a promising decline in the second wave of Covid-19 cases, including the virus transmission rate in Brazil falling below 1 for the first time since November/20. GOL has seen a corresponding resumption in ticket sales over the last few weeks. Based on the experience of airlines in the United States and United Kingdom, countries that are more advanced than Brazil in the roll-out of vaccines, we expect the National Program for Immunization to positively impact on the normalization of demand for air travel in Brazil," added Kakinoff.

The third trend is the Company's long-term commitment to sustainability. This is a key component in combating the effects of the pandemic and is a strategic driver for perpetuity and growth of the business going forward. GOL remains committed to being a leader in sustainability and is focused on reaching net zero carbon emissions by 2050. Recently, the Company increased the transparency of its ESG reporting, including detailed information using SASB and TCFD metrics and, for the first time, a specific subsection for projections at its IR website (www.voegol.com.br/ir). By adopting these standards and providing additional relevant data to the public, GOL reinforces the transparency and accountability with its various stakeholders.

Summary of 1Q21 Results

- Revenue Passenger-Kilometers (RPK) decreased 44% compared to the same period in 2020, totaling 5.6 billion;
- Available Seat Kilometers (ASK) reduced 44% compared to 1Q20;
- GOL transported 4.5 million Customers in the quarter, a 46% year-on-year reduction;
- Net revenues totaled R$1.6 billion, decreasing 50% from 1Q20. Other revenues (mainly cargo and loyalty) amounted to R$151 million, equivalent to 9.7% of total revenues;
- Net Revenue per Available Seat Kilometer (RASK) was 22.40 cents (R$), 11.3% lower than in 1Q20. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 20.24 cents (R$), a 14.2% reduction over 1Q20;

- Adjusted EBITDA totaled R$354 million (23% margin) and adjusted EBIT was R$208 million (13% margin), reflecting GOL's rational and responsible management of supply based on demand; and
- The net loss after minority interest was R$892 million, excluding exchange and monetary variations, non-recurring net expenses, gains related to Exchangeable Notes and capped calls unrealized results.

Operating and Financial Performance

Operating indicators:

- Average yield per passenger of 25.33 cents (R$), a reduction of 14% compared to 1Q20, mainly due to the weakening effects on leisure demand from the second wave of Covid-19 and start of the low season, lack of demand from corporate passengers, and reconfiguration of the Company's network, concentrating and distributing operations in its hubs and, consequently, increasing stage length;
- Average load factor of 79.9%, a reduction of 0.1 p.p. in relation to 1Q20, primarily as a consequence of the most prudent supply management in the industry, adding capacity based on demand indicators and GOL's data analytics tools;
- Aircraft utilization of 9.7 block hours/day, an increase of 9.0% compared to 4Q20, consistent with reduced capacity to adapt to lower demand in 1Q21; and
- On-time departures of 96.3%, an increase of 3.7 p.p. compared to 1Q20, according to Infraero and data provided by the main airports.

Costs: The Cost per Available Seat Kilometer (CASK) was 27.34 cents (R$), a nominal increase of 54% compared to the same period last year and a 22% increase when excluding the exchange rate variation during the same period. In the quarter, the costs strictly related to the flights operated (adjusted CASK), corresponded to 19.42 cents (R$). This represents a 9.5% nominal increase and 13.4% decline, when excluding the exchange rate variation compared to 1Q20, and demonstrates the Company's continued focus on readjusting its unit cost structure to even more efficient baseline when compared to pre-pandemic levels, with the main fixed payroll and lease costs converted into variable costs. CASK's support at levels close to 4Q20, even with a 9% lower capacity, reflects the benefits of the cost reduction program implemented by GOL throughout 2020.

Margins: Adjusted EBIT totaled R$208.3 million, corresponding to a margin of 13.3%, which shows the restoration of the operating margins necessary to support operational growth. Adjusted EBITDA reached R$353.8 million, with margin of 22.6%, reflecting GOL's successful sustainability efforts in balancing supply and demand.

Leasing: During the first quarter, GOL maintained flexibility for the duration of its fixed monthly payments contracts remaining variable (power-by-the-hour). The agreements signed by GOL with its lessors allow the extension of the deferrals in order to be adjusted proportionally to the recovery of capacity during the year 2021, which enables a lower volume of payments. The efficient management of the lease contracts allowed the Company to record the lowest indebtedness of its fleet among its local peers and with the lowest commitment of dollars per aircraft.

Liquidity: As a result of a rapid response in adapting its capacity to demand levels, GOL went from cash consumption during the months of January and February to the neutrality of cash inflows and outflows in March, and closed 1Q21 at a level of R$1.8 billion in liquidity. In this quarter, the Company made payments of R$467.5 million related to debt, comprising R$123.5 million of principal and R$215.5 million of interest payments from loans and financing, and amortizations of R$128.5 million of principal and interest related to lease obligations. The net debt ratio (excluding Exchangeable Notes and perpetual bonds) to adjusted LTM EBITDA was 11.4x on March 31, 2021, representing the lowest leverage among its peers.

Management's Comments on the Results

On January 15, 2021, GOL reached the milestone of 20 years in operation, characterized by innovation and the democratization of air transport in Brazil.

"Despite the quiet celebrations for GOL's anniversary, given the current circumstances, we could not forget to register again our sincere thanks to Customers, Partners, Investors and, in particular, to our Team of Eagles, for the Company's remarkable trajectory over these 20 unforgettable years, full of achievements and celebrations. We know that challenges will always exist, but we will continue to provide this essential service to Brazilians with our utmost dedication, whether for leisure travel, business or, more recently, in the transport of health professionals and distribution of vaccines," commented Kakinoff.

Customer experience and personal Safety: GOL's Net Promoter Score (NPS) was 38 in the quarter, a solid metric resulting from the best-in-market product and a highly engaged Customer service team. GOL won the *Top of Mind* award for the fourth time, and for the third consecutive year, as the most remembered airline in the country. "The investments in our product and in our Customer experience over the years made technological

innovations aimed at simplifying and improving the process for traveling with GOL possible," said Eduardo Bernardes, Vice president of Sales and Marketing.

In March, the Brazilian Administrative Council for Economic Defense (Cade) released the terms and conditions established by the commercial partnership between GOL and American Airlines, an important milestone towards international recovery, bringing more products, services and innovation to the US-Brazil air corridor, in addition to the best connectivity and Customer experience in Brazil's main hubs.

Sustainability as a strategic driver: GOL is committed to reaching zero net carbon emissions by 2050 with the use of sustainable aviation fuel alternatives, or SAFs, and through operational and technical improvements that reduce GHG (Greenhouse Gas) emissions, in line with IATA guideline and to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). See page 16 for more information on the Company's ESG initiatives. The projections for next three years and a comprehensive path on getting to net zero by 2050 can also be found in the expanded ESG section of the Company's IR website (https://ir.voegol.com.br).

"We hope to encourage the airline industry as a whole to tackle environmental, social and governance issues by becoming more sustainable and transparent," added Eduardo Bernardes. "At the same time, we are working on building a more robust sustainability policy, in addition to leading on technological and infrastructure advances, necessary to enable the transition to a low-carbon future."

Sales: In the first quarter, consolidated gross sales reached approximately R$1.6 billion, GOL's average daily sales reached R$18 million, which represents around 54% of pre-pandemic sales levels. The beginning of the quarter was very positive for the Company, which captured the resumption after the "first wave" of Covid-19. In January, GOL reached a new record of passengers transported since the beginning of the pandemic, with more than 93,000 Customers served in a single day. However, due to the decline in demand for travel, as a consequence of the increase in Covid-19 cases in Brazil combined with the transition to the low season, there was a 25% drop in the search for airline tickets compared to 4Q20, with a 53% reduction in the volume of daily sales in the period.

Smiles: Revenue in 1Q21 was reduced in 11.8% to R$151.1 million. The operating result in 1Q21 decreased R$19.6 million to R$58.9 million, mainly due to the reduction in the volume of miles redeemed by participants in the Loyalty Program and due to the Covid-19 pandemic restrictions. Operating margin was 38.9% and net income in 1Q21 was R$47.7 million, a decrease of R$8.6 million compared to 1Q20.

Cargo: GOLLOG launched Super Expresso in January/21, a service that enables same-day parcel delivery, using the capillarity and national reach of the Company's efficient network. In February/21, GOLLOG entered into a partnership with the Comporte group, formed by the companies Tex, União, Itamarati, Cruz and Elux, to increase multimodal delivery services and strengthen the concept of "last mile", combining the efficiency of road transportation with the capillarity of the Company's network.

Adjustments of network and fleet: Compared to 4Q20, GOL reduced daily operations by 10%, offering on average 364 flights per day in 1Q21, to serve 159 markets, representing 53% of the daily frequency in 1Q20, 144 of which are operated by the Company and 15 via GOL's partners, which include the bases Passo Fundo (PFB), Joinville (JOI), Juiz de Fora (IZA), Presidente Prudente (PPB) and Cabo Frio (CFB), operated in high season by GOL. The Company remains attentive to the determinations of the governments of other countries and the behavior of the demand to act again with its international network. GOL ended 1Q21 with a total fleet of 127 B737s, of which 8 MAX and 77 aircraft in operation, a reduction of 13 aircraft compared to the end of December/20.

"Matching capacity to demand has always been a competitive advantage of our fleet management. The Company returned the most aircraft in recent years among its regional peers, which demonstrates our flexibility to meet the market conditions of demand almost instantly," said Celso Ferrer, Vice President of Operations. "Most of the aircraft returns occurred organically, as they followed our renewal schedule, which provides for the return of NGs and the arrival of 737 MAXs. As a result, we were able to better balance our supply without the need to pressure unit fares, in order to be able to dilute the cost pressure in case of aircraft excess in the fleet. We also do not face the same concerns as our competitors with fleet complexity or large aircraft exposure exclusively destined for specific markets. During the pandemic, we continued to lead the industry in capacity management, maintaining high load factors, consistent with the pre-pandemic period."

Synergies from GLA and Smiles Merger: On March 24, 2021, shareholders of GOL and the majority of Smiles' minority shareholders approved, in extraordinary meeting, the corporate reorganization to combine the Company's two operating subsidiaries: GLA and Smiles. The merger makes the GOL Group more competitive and substantially reduces the risks that each company faces in this pandemic.

At the end of March, the Company announced through its subsidiary Smiles, the distribution of R$500 million in dividends. Thus, the value of the exchange ratio for the options to be chosen by Smiles' minority shareholders was automatically adjusted and the amount due in national currency was consequently reduced by R$4.027 per share. Upcoming events and deadlines will be timely disclosed in the respective notice of confirmation.

Liquidity and financial obligations: On March 31, 2021, the Company's short-term debt was R$2.3 billion, of which approximately R$1.5 billion corresponds to working capital loans with local banks and 300 million reais was with aviation asset financing providers. In addition, the Company has preserved the capacity of its secured financing program, part of which was used to issue Secured Senior Notes 2026 at the end of December/2020, and with the potential to generate significant additional liquidity.

The merger with Smiles increases GOL's creditworthiness and, once the transaction is complete, the frequent flyer program can be utilized as an unencumbered asset to generate significant additional liquidity, if required. Considering the financeable values of deposits and unencumbered assets, the Company's potential sources of liquidity exceed R$5 billion. The average maturity of GOL's long-term debt, excluding aircraft leases and perpetual notes, is approximately 3.2 years, with the main obligations already addressed in GOL's cash flow.

"We have obtained incredible support from our main lessor partners and working capital providers who have supported the rebalancing our financial commitments in line with our working capital volume," said Richard Lark, Chief Financial Officer.

During the quarter, GOL fully honored the interest payments on its capital market debt in the amount of R$215 million and used approximately R$230 million of its restricted cash to amortize working capital debt that exceeded credit limits with local banks, due to the exchange rate devaluation of the period. Additionally, the accounts receivable decreased by R$197 million when compared to the end of 4Q20 due to the temporary reduction in the level of the supply, that reflects the lower volume of forward bookings and if the level of receivables in 4Q20 was maintained, would result in stable liquidity.

"Even in an atypical year, the Company stands out among few airlines in the world that has amortized more than R$4.1 billion of debt since the beginning of 2020, by its disciplined liquidity management and the extraction of value from its current assets. This approach allows GOL to focus on its operational growth and profitability more efficiently, with a stronger balance sheet and fewer operating and financial liabilities compared to its competitors," concluded Lark.

Response to Covid-19 Pandemic "Second Wave" and Preparing for the Resumption of Travel

Since the beginning of this crisis, GOL has managed its businesses in an agile and conservative manner, to guarantee, in addition to the Safety of Customers and Employees, financial sustainability for the moment of resumption of demand. In this new phase of the pandemic, the Company has preserved its balance sheet based on the following initiatives:

- Control of variable costs, through prudent capacity management, adapting to the current levels of reduced demand and maximizing the use of 737 MAX aircraft in the domestic market of long medium stage length;
- Adjustments in costs related to payroll, through new union renegotiations, which include the extension of the reduction in working hours and wages, in addition to other suspensions of employment contracts;
- Renegotiations with the main essential suppliers for obtaining new extensions of operating liabilities and current payments;
- Renegotiation with lessors for extension of payment and maintenance deferrals, in their lease agreements, of variable cost components in part of the fleet (*power-by-the-hour*);
- Reduction of investments in Capex for engine maintenance by reducing capacity during the period, in order to reduce the use of cash for the current fleet;
- Maintaining credit exposure and obtaining rollovers in working capital debts (debentures and Finimps) with the main Brazilian partner banks to reduce financial cash flow; and
- Non-essential investment cuts and prioritization of projects that generate profitability in the short term.

The Company's main initiatives to prepare for the resumption of travel demand and the recovery in the air transportation market are:

- Employee and Customer Health and Safety: GOL was the first airline to receive the Einstein Certification recognizing the Health and Safety protocols followed by the Company. During this process, GOL has mapped, assessed and adjusted its already strict sanitization protocols.
- In March, the Company was the first Brazilian airline to receive, by ANAC, certification for friction performance on the new pavement of the Congonhas ("CGH") airport runway, allowing it to operate in that airport with less restrictions on rainy days.
- Transport of vaccines throughout the country: Brazil's National Program for Immunization began on January 18, 2021. GOL is making space on its fleet available, with the logistical support of GOLLOG, free of charge to the Brazilian authorities for the transportation of Covid-19 vaccines, thus collaborating with the Program, which is vitally important to confront this pandemic. Currently, Brazil has contracted around 500 million doses of vaccines against Covid-19 by the end of this year and has another 140 million doses under negotiation. The forecast is that approximately 150 million doses will be administered by the end of 2Q21, sufficient for the immunization of priority groups and over 60 years of age, while the rest of the population should receive the vaccine in 2H21. Brazil ranks fifth in the world in terms of daily vaccination.

Kakinoff commented: "Since the beginning of the pandemic, there has been a high correlation between the recovery in demand and the reduction in the Covid-19 case curve, similar to the behavior in August and September of last year, as observed in the pace of resumption of domestic demand from European countries and the United States, which have a more advanced vaccination schedule than Brazil. Therefore, the Company expects that, as the contagion curve begins to invert, combined with the recovery of the Brazilian GDP, it will be possible to observe an acceleration in the main GOL indicators: ticket search and sales."

Recent Developments and Considerations for 2Q21

Signs of recovery in travel demand: After the 1Q21 drop in demand for travel due to the "second wave" of cases of Covid-19 in Brazil, the Company is already observing signs of recovery. The third week of April had sales 4% higher compared to same period in March/21. The rollout of Brazil's National Program for Immunization will also have a positive impact on the normalization of markets, as seen in North America and Europe. GOL is planning to have 4x to 5x more takeoffs in 2Q21, when compared to the same period last year.

Capacity: GOL's network continues to be adjusted in order to maintain its high load factors and profitability. The current capacity planning scenario assumes a 39% reduction in 2Q21 compared to 1Q21. Currently, operations are between 185 to 200 flights/day with 47 aircraft, four times greater when compared to the "essential network" of April/20. The Company also temporarily suspended operations at the bases of Caldas Novas (CLV), Campina Grande (CPV), Caxias do Sul (CXJ), Dourados (DOU), Jericoacoara (JJD), Londrina (LDB), Montes Claros (MOC), Sinop (OPS) and Uberlândia (UDI). After returning one leased B737-800 aircraft in 1Q21, GOL plans to return another five aircraft in 2Q21. From the beginning of this crisis until the end of April/21, the Company decreased its fleet by 17 leased Boeing 737 aircraft, as well as reduced its 737 MAX deliveries scheduled for 2021-2022 by 33 planes.

Enhancing GOL's cost advantage: For 2Q21, the Company expects to operate an average of 63 aircraft, while maintaining personnel costs in their reduced position, between 40% to 50% of pre-pandemic levels. Having converted a significant portion of its fixed payroll and fleet costs into variable costs, GOL is well positioned to expand its leadership in unit cost.

Working for cash flow equilibrium: Based on conservative assumptions and to provide the necessary matching of assets and liabilities in this lower demand environment, the Company has been implementing measures to minimize net cash consumption and to maintain equilibrium in its operating cash flow. For 2Q21, the negative trend of Covid-19's "second wave" is expected to revert to a recovery curve in demand and sales level, that may even anticipate the traditional resumption of the high season of July. Combined with the responsible and balanced level of capacity, GOL estimates the maintenance of a neutral cash consumption in operations, excluding liabilities.

Liquidity: GOL expects to end 2Q21 with around R$4.2 billion in total liquidity after the Smiles' re-incorporation and the full amortization of its main amortizable debts. Adjusted net debt should be around R$14.8 billion at June 30, 2021. "The continued support from our stakeholders is critical to ensuring the maintenance of cash-on-hand to see the Company through this crisis," concluded Lark.

Capital increase of R$512 million: GOL is initiating a capital increase of up to approximately R$512 million, anchored and led by its controlling shareholders, the Constantino brothers. The controlling shareholder has informed the Company's Board of Directors that it intends to acquire up to their pro rata amount in preferred shares of GOL (GOLL4). All shareholders have preemptive rights to subscribe shares in the capital increase, pro rata to their respective holdings in the Company. Holders of common shares of GOL have preemptive rights to subscribe preferred shares, adjusted for a ratio of 35 common shares to 1 preferred share.

"This transaction is demonstrative of the controlling shareholders' unequivocal confidence in GOL's outlook and their long-term commitment to the Company's success", commented Kakinoff.

The outlook for 2Q21 can be found on page 15 of this report.

Operating and Financial Indicators

Traffic Data - GOL (in Millions)	1Q21	1Q20	% Var.
RPK GOL - Total	**5,592**	**9,948**	**-43.8%**
RPK GOL -Domestic	5,592	8,660	-35.4%
RPK GOL - International	-	1,288	NM
ASK GOL - Total	**6,999**	**12,462**	**-43.8%**
ASK GOL - Domestic	6,999	10,682	-34.5%
ASK GOL - International	-	1,780	NM
GOL Load Factor - Total	**79.9%**	**79.8%**	**0.1 p.p.**
GOL Load Factor - Domestic	79.9%	81.1%	-1.2 p.p.
GOL Load Factor - International	-	72.3%	NM
Operating Data	**1Q21**	**1Q20**	**% Var.**
Revenue Passengers - Pax on Board ('000)	4,495	8,346	-46.1%
Aircraft Utilization (Block Hours/Day)	9,7	12.1	-19.8%
Departures	32,797	62,956	-47.9%
Total Seats ('000)	5,744	10,834	-47.0%
Average Stage Length (km)	1,205	1,136	6.1%
Fuel Consumption (mm liters)	192	363	-47.1%
Full-time Employees (at Period End)	13,999	16,345	-14.4%
Average Operating Fleet(5)	77	114	-32.5%
On-time Departures	96.3%	92.6%	3.7 p.p.
Flight Completion	98.4%	97.5%	0.9 p.p.
Passenger Complaints (per 1,000 pax)	0.71	1.02	-30.4%
Lost Baggage (per 1,000 pax)	1.84	2.22	-17.1%
Financial Data	**1Q21**	**1Q20**	**% Var.**
Net YIELD (R$ cents)	25.33	29.57	-14.3%
Net PRASK (R$ cents)	20.24	23.60	-14.2%
Net RASK (R$ cents)	22.40	25.26	-11.3%
CASK (R$ cents)(4)	27.34	17.73	54.2%
CASK Ex-Fuel (R$ cents)(4)	19.25	9.70	98.5%
Adjusted CASK(6)	19.42	17.73	9.5%
Adjusted CASK(6) Ex-Fuel (R$ cents)(4)	11.96	9.70	23.3%
Breakeven Load Factor(4)	97.5%	56.0%	41.5 p.p.
Average Exchange Rate(1)	5.6461	4.4657	26.4%
End of Period Exchange Rate(1)	5.6973	5.1987	9.6%
WTI (Average per Barrel. US$)(2)	57.84	45.78	26.3%
Price per Liter Fuel (R$)(3)	2.80	2.78	0.7%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.28	0.37	-24.3%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses and Idle expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding. (6) Considers only expenses related to current operating levels (1Q21).

Domestic market

GOL's domestic demand was 5,592 million RPK, a decrease by 35.4%, while ASK supply reduced 34.5% in comparison to 1Q20, and the load factor reached 79.9% in the quarter. The Company transported 4.5 million Clients during the quarter, a decrease of 46.1% compared with the same quarter in 2020.

International market

In 1Q21, the Company carried out non-regular charter flights for soccer teams in championships. As most country borders were closed, GOL did not offer regular international flights.

Volume of Departures and Total Seats

The total volume of the Company's departures was 32,797, a decrease of 47.9% over 1Q20. The total number of seats available to the market was 5.7 million in the first quarter of 2021, a decrease of 47.0% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK decreased by 14.2% in the quarter when compared to 1Q20, reaching 20.24 cents (R$), due to the decline of the levels of net passenger revenue and the ASK reduction of 43.8% in the quarter. GOL's net RASK was 22.40 cents (R$) in 1Q21, a decrease of 11.3% over 1Q20. Net yield decreased 14.3% over 1Q20, reaching 25.33 cents (R$).

Income Statement

Income Statement in IFRS (R$ MM)	1Q21	1Q20	% Var.
Net Operating Revenues	1,567.6	3,147.7	-50.2%
Passenger	1,416.3	2,941.3	-51.8%
Cargo and Other	151.3	206.4	-26.7%
Operating Costs and Expenses	(2,090.1)	(2,122.3)	-1.5%
Salaries, Wages and Benefits	(464.4)	(595.2)	-22.0%
Salaries, Wages and Benefits - Operations	(312.0)	(453.3)	-31.2%
Salaries, Wages and Benefits – Other	(152.4)	(141.9)	7.4%
Aircraft Fuel	(566.1)	(1,001.1)	-43.5%
Taxes on Aircraft Fuel	(109.7)	(99.0)	10.8%
Aircraft Fuel (Ex-Taxes)	(456.4)	(902.1)	-49.4%
Landing Fees	(114.1)	(201.7)	-43.4%
Passenger Costs	(108.0)	(176.0)	-38.6%
Services Provided	(187.1)	(174.0)	7.5%
Sales and Marketing	(66.4)	(118.0)	-43.7%
Maintenance Materials and Repairs	(153.4)	(144.3)	6.3%
Depreciation and Amortization	(273.6)	(502.1)	-45.5%
Other	(157.0)	790.2	NM
Idle Expenses – Depreciation	(62.7)	-	NM
Other Income (Expenses)	(94.3)	790.2	NM
Equity Income	-	-	NM
Operating Result (EBIT)	(522.5)	1,025.4	NM
Operating Margin	*-33.3%*	*32.6%*	*NM*
Financial Results	(1,962.3)	(3,243.6)	-39.5%
Interest on Loans	(439.9)	(307.6)	43.0%
Gains (Losses) From Financial Investments	6.8	62.2	-89.1%
Exchange and Monetary Variations[1]	(1,532.2)	(2,531.1)	-39.5%
Derivatives Results, Net	2.4	(354.5)	NM
Exchangeable and Capped Calls Results	72.5	(17.9)	NM
Other Revenues (Expenses), Net	(71.9)	(94.8)	-24.2%
Loss Before Income Taxes	(2,484.8)	(2,218.2)	12.0%
Pre-tax Margin	*-158.5%*	*-70.5%*	*-88.0 p.p.*
Income Tax	(21.0)	(43.4)	-51.6%
Current Income Tax	(28.8)	(24.3)	18.5%
Deferred Income Tax	7.9	(19.1)	NM
Loss before Minority Interest	(2,505.8)	(2.261.6)	10.8%
Minority Interest	22.6	26.7	-15.4%
Loss after Minority Interest	(2,528.4)	(2.288.3)	10.5%
Net Margin	*-161.3%*	*-72.7%*	*-88.6 p.p.*
Earnings Per Share (EPS) in R$	(7.11)	(6.43)	10.6%
Weighted Average Shares Outstanding MM[5]	355.8	355.7	0.0%
Earnings Per ADS Equivalent in US$	(2.52)	(2.88)	-12.5%
Weighted Average ADSs Outstanding MM[5]	177.9	177.8	0.1%
Earnings Per Diluted Share (EPS) in R$[7]	-	0.44	NM
Weighted Average Diluted Shares Outstanding MM[6]	393.4	395.2	-0.5%
Earnings Per Diluted ADS Equivalent in US$[7]	-	0.20	NM
Weighted Average Diluted ADSs Outstanding MM[6]	196.7	197.6	-0.5%
Recurring (R$ MM)	**1Q21**	**1Q20**	**% Var.**
Net Loss Before Minority	(2,505.8)	(2,261.6)	10.8%
(-) Financial Results	1,962.3	3,243.6	-39.5%
(-) Income Tax	21.0	43.4	-51.6%
(-) Depreciation and Amortization	273.6	502.1	-45.5%
(-) Non-Recurring Expenses, Net	176.8	(87.5)	NM
EBITDA[3]	(72.1)	1,440.0	NM
EBITDA Margin[3]	*-4.6%*	*45.7%*	*NM*
Adjusted EBITDA[8]	353.8	1,440.0	-75.4%
Adjusted EBITDA Margin[8]	*22.6%*	*45.7%*	*-23.1 p.p.*
EBIT[3]	(345.7)	938.0	NM
EBIT Margin[3]	*-22.1%*	*29.8%*	*NM*
Adjusted EBIT[8]	208.3	938.0	-77.8%
Adjusted EBIT Margin[8]	*13.3%*	*29.8%*	*-16.5 p.p.*
Pre-tax Income[2] [3] [4]	(848.3)	243.3	NM
Pre-tax Margin[2] [3] [4]	*-54.1%*	*7.7%*	*NM*
Net Income (Loss) After Minority[2][3][4]	(891.9)	173.2	NM
Net Margin After Minority [2] [3] [4]	*-56.9%*	*5.5%*	*NM*
Earnings Per Diluted Share (EPS) in R$[2][3][4][6][7]	-	0.44	NM
Earnings Per Diluted ADS Equivalent in US$[2][3] [4][6][7]	-	0.20	NM

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended March 31, 2021 is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues) and related to fleet idleness. (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable. (7) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels (1Q21).

Net revenue

Quarterly net revenue totaled R$1.6 billion, representing a decrease of 50.2% when compared to 1Q20, mainly due to a sharper reduction in demand, due to the second wave of COVID-19 cases with pressure on the hospital network that impacted the increase in the number of cancellations and no-shows. Despite the significant decrease in the number of flights operated, cargo transportation revenues had a lower level of decrease, at 15.2%, mainly due to the readjustment in the prices of certain products and the launch of CHEGOL, a new fast and efficient delivery service. Loyalty program revenues decreased 11.8% compared to 1Q20.

Operating expenses

Adjusted CASK was 19.42 cents (R$), a nominal increase of 9.5% and 13.4% decrease excluding the exchange rate variation when compared to recurring CASK in 1Q20, thanks to consistent initiatives and efforts to reduce costs and expenses in the quarter. Given the conditions of current operations, it has not been possible to establish levels of aircraft utilization at pre-crisis levels. The reduction in aircraft utilization compared to 1Q20 was 19.8%.

The breakdown of costs and the Company's operating expenses is shown below, where the adjusted metrics exclude expenses related to 39% of the operating fleet that GOL grounded this quarter:

Operating Costs and Expenses (R$ MM)	1Q21	1Q21 Adjusted	1Q20	% Var. Adjusted
Salaries, Wages and Benefits	**(464.4)**	**(296.3)**	**(595.2)**	**-50.2%**
Salaries, Wages and Benefits - Operations	(312.0)	(199.0)	(453.3)	-56.1%
Salaries, Wages and Benefits – Other	(152.4)	(97.2)	(141.9)	-31.5%
Aircraft Fuel	**(566.1)**	**(522.2)**	**(1,001.1)**	**-47.8%**
Taxes on Aircraft Fuel	(109.7)	(109.7)	(99.0)	10.8%
Aircraft Fuel (Ex-Taxes)	(456.4)	(412.4)	(902.1)	-54.3%
Landing Fees	(114.1)	(114.9)	(201.7)	-43.0%
Passenger Costs	(108.0)	(99.6)	(176.0)	-43.4%
Services Provided	(187.1)	(34.1)	(174.0)	-80.4%
Sales and Marketing	(66.4)	(7.7)	(118.0)	-93.5%
Maintenance Materials and Repairs	(153.4)	(38.8)	(144.3)	-73.1%
Depreciation and Amortization	(273.6)	(145.6)	(502.1)	-71.0%
Other	(157.0)	(100.3)	790.2	NM
Idle Expenses – Depreciation	(62.7)	-	-	NM
Other Income (Expenses)	(94.3)	(100.3)	790.2	NM
Total Operating Expenses	**(2,090.1)**	**(1,359.4)**	**(2,122.3)**	**-35.9%**
Operating Expenses Ex-Fuel	**(1,524.0)**	**(837.2)**	**(1,121.2)**	**-25.3%**
Non-Recurring Expenses	**(176.8)**	-	**87.5**	**NM**
Operating Costs and Expenses per ASK (R$ cents)	**1Q21**	**1Q21 Adjusted**	**1Q20**	**% Var. Adjusted**
Salaries, Wages and Benefits	**(6.64)**	**(4.23)**	**(4.78)**	**-11.5%**
Salaries, Wages and Benefits - Operations	(4.46)	(2.84)	(3.64)	-22.0%
Salaries, Wages and Benefits – Other	(2.18)	(1.39)	(1.14)	21.9%
Aircraft Fuel	**(8.09)**	**(7.46)**	**(8.03)**	**-7.1%**
Taxes on Aircraft Fuel	(1.57)	(1.57)	(0.79)	98.7%
Aircraft Fuel (Ex-Taxes)	(6.52)	(5.89)	(7.24)	-18.6%
Landing Fees	(1.63)	(1.64)	(1.62)	1.2%
Passenger Costs	(1.54)	(1.42)	(1.41)	0.7%
Services Provided	(2.67)	(0.49)	(1.40)	-65.0%
Sales and Marketing	(0.95)	(0.11)	(0.95)	-88.4%
Maintenance Materials and Repairs	(2.19)	(0.55)	(1.16)	-52.6%
Depreciation and Amortization	(3.91)	(2.08)	(4.03)	-48.4%
Other	(2.24)	(1.43)	6.34	NM
Idle Expenses – Depreciation	(0.90)	-	-	NM
Other Income (Expenses)	(1.35)	(1.43)	6.34	NM
CASK	(29.86)	(19.42)	(17.03)	14.0%
CASK(1)	(27.34)	-	(17.73)	NM
CASK Ex-Fuel(1)	(19.25)	-	**(9.70)**	**NM**
Adjusted CASK(2)	-	**(19.42)**	**(17.73)**	9.5%
Adjusted CASK Ex-Fuel(2)	-	**(11.96)**	**(9.70)**	23.3%

(1) Excluding non-recurring results, net, and expenses related to fleet idleness. (2) Considers expenses strictly related to current operating levels (1Q21).

Salaries, wages and benefits per ASK: decrease of 11.5%, mainly due to the Company's adherence to Law 14,020/20, which made it possible to reduce wages in the same proportion to the workday, as well as the temporary suspension of Employees' contracts and a 14.4% reduction in the total number of Employees.

Aircraft fuel per ASK: decrease of 7.1% in relation to 1Q20, mainly due to lower volume of liters consumed and the fuel efficiency of MAX aircraft, partially offset by a 0.7% increase in QAV price per liter and the reduction in ASKs.

Landing fees per ASK: increase of 1.2%, mainly due to the decrease of ASKs, along with the average readjustment in landing, navigation and stay fees in the domestic market.

Passengers costs by ASK: increased 0.7%, mainly due to the reduction in ASKs and to the increase in expenses with reimbursement of tickets, accommodation and daily expenses due to weather conditions and the reconfiguration of the network due to the "second wave" of Covid-19, partially offset by lower expenses with ramp services due to the reduction of 47.9% in the volume of departures and lower direct expenses with passengers transported in relation to 1Q20.

Services provided by ASK: decreased by 65.0% compared to 1Q20, mainly due to the rescheduling of expenses in 1Q21, partially offset by the lower production of ASKs, a 26.4% depreciation of the real against the U.S. dollar and expenses for the re-incorporation of Smiles Fidelidade and the implementation of new technologies.

Sales and marketing per ASK: decrease of 88.4% along with the Company's costs reductions initiatives, maintaining only services considered essential for operations, together with lower sales commission expenses in the period, partially offset by the decrease in ASKs amounts.

Maintenance materials and repairs per ASK: decrease of 52.6% compared to 1Q20, mainly due to a 32% reduction in operational aircraft, partially offset by the reduction in ASKs, the devaluation of the real against the dollar by 26.4%, maintenance expenses related to the return of 1 aircraft in 1Q21 and lower capitalizations of repairs, components and rotables (including engines) in 1Q21.

Depreciation and amortization per ASK: depreciation and amortization expenses decreased 48.4% over 1Q20, mainly due to the increase in the average term of lease agreements and reduction of four aircraft in the fleet, from 137 in 1Q20 to 127 in 1Q21.

Other income (expenses), net per ASK: expenses were 1.43 cent (R$) in 1Q21, mainly due to the reduction in ASKs in the period and the recording of expenses with idleness of flight equipment in this group. In 1Q20, a gain of 6.34 cents (R$) was recorded as a result of the sale and leaseback transactions of 11 aircraft and the reimbursement of expenses related to the grounding of 7 Boeing MAX aircraft.

Operating results

Adjusted EBIT for the quarter was R$208.3 million. Operating margin was 13.3%. On an available seat-kilometer basis, adjusted EBIT was 2.98 cents (R$).

Adjusted EBITDA totaled R$353.8 million in the period. EBITDA margin was 22.6%. Adjusted EBITDA per available seat-kilometer was 5.06 cents (R$).

EBIT and EBITDA reconciliation (R$ MM)*	1Q21	1Q20	% Var.
Net Loss before NCI(1)	(2,329.0)	(2,349.1)	-0.9%
(-) Income Taxes	21.0	43.4	-51.6%
(-) Financial Result	1,962.3	3,243.6	-39.5%
EBIT(1)	(345.7)	938.0	NM
EBIT Margin(1)	-22.1%	29.8%	NM
(-) Depreciation and Amortization	273.8	502.1	-45.5%
EBITDA(1)	(72.1)	1,440.0	NM
EBITDA Margin(1)	-4.6%	45.7%	NM
Adjusted EBIT(2)	208.3	938.0	-77.8%
Adjusted EBIT Margin(2)	13.3%	29.8%	-16.5 p.p.
Adjusted EBITDA(2)	353.8	1,440.0	-75.4%
Adjusted EBITDA Margin(2)	22.6%	45.7%	-23.1 p.p.
EBITDA Calculation (R$ cents/ASK)	**1Q21**	**1Q20**	**% Var.**
Net Revenues	22.40	25.26	-11.5%
Operating Expenses(1)	(27.34)	(17.73)	54.2%
EBIT(1)	(4.94)	7.53	NM
Depreciation and Amortization	(3.91)	(4.03)	-2.5%
EBITDA(1)	(1.03)	11.55	NM
Adjusted EBIT(2)	2.98	7.53	-60.0%
Adjusted EBITDA(2)	5.06	11.55	-56.0%

*(1) Excluding non-recurring expenses and related to fleet idleness. * In accordance with CVM Instruction n.527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding. (2) Considers expenses strictly related to current operating levels (1Q21).*

Financial Results

The net financial result was R$1,962.3 million negative, an increase of R$1,281.3 million compared to 1Q20, mainly due to lower losses from exchange and monetary variations of R$1.5 billion, an increase of R$356.9 million in net results with derivatives and gains with ESN and capped calls, which varied by R$90.4 million, partially offset by expenses with interest on loans and financing, which increased R$132.3 million and the decrease in gains from financial investments of R$55.4 million in the quarterly comparison.

Interest on loans: increased 43.0%, from R$307.6 million to R$439.9 million, mainly due to an average total debt approximately R$2.0 billion higher than the same period last year, an increase in the IFRS16 discount rate applied on lease agreements and the BRL exchange rate devaluation of 26%, and by an increase in the average interest rate from 5.3% to 6.1%.

Gains from financial investments: totaled R$6.8 million, decrease of R$55.4 million compared to 1Q20, mainly due to lower investments and the reduction in basic interest rates to the lowest historical level, that impacted CDI rate.

Net exchange and monetary variation: totaled losses of R$1.5 billion, an decrease of R$1.0 billion in 1Q21 compared to 1Q20, essentially due to the effects of the 9.6% appreciation of the dollar against the Real in the current quarter, from R$5.20/USD on December 31, 2020 to R$5.70/USD on March 31, 2021.

Net result of derivatives: registered R$2.4 million gains in 1Q21, in comparison to R$354.5 million gains in 1Q20, mainly due to oil fuel price hedge operations.

ESN and capped calls results: registered gains of R$72.5 million, due to R$118.6 million of unrealized gains from mark-to-market of the convertible portion, R$49.2 million of losses with interest, R$177.7 million negative exchange rate variation and R$46.1 million of losses realized on markup exchange market and capped calls.

Other net financial expenses: totaled R$71.9 million expenses in 1Q21, in comparison to R$94.8 million of expenses in 1Q20.

Hedge results

The Company uses hedge accounting for some of its derivative instruments, however, due to the temporary interruption of all international flights, the Company derecognized hedge accounting operations. In 1Q21, GOL registered net losses of R$42.7 million from hedge operations, of which R$44.0 million were losses recorded in operating income and R$1.3 million were gains recorded in financial income. The Company has deposited all required amounts for margins and mark-to-markets (m-t-m) on its derivative operations with counterparties in restricted cash and has not converted any amounts into debt. Upon settlement of these operations based on their maturity date, such amounts deposited as margin are released and converted from restricted cash into available cash.

Fuel: fuel hedge operations made through derivative contracts resulted in a loss in operating results of R$44.0 million and a gain in financial results of R$2.3 million.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$1.6 million in the financial results in 1Q21.

Exchange rate: the Company recognized a gain from derivatives exchange rate hedge of R$0.6 million in 1Q21.

Income taxes

Income taxes in the quarter represented an expense of R$21.0 million, compared to an income tax expense of R$43.4 million in 1Q20. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$9.2 billion, and such amount is not recorded in the Company's balance sheet.

Loyalty Program (Smiles Fidelidade S.A.)

Revenue in 1Q21 was reduced in 11.8% to R$151.1 million. The operating result in 1Q21 decreased R$19.6 million to R$58.9 million, mainly due to the reduction in the volume of miles redeemed by participants in the Loyalty Program and due to the Covid-19 pandemic restrictions. Operating margin was 38.9% and net income in 1Q21 was R$47.7 million, a decrease of R$8.6 million compared to 1Q20.

Financial Information (R$ MM)	1Q21	1Q20	% Var.
Net Revenues	151.1	171.3	-11.8%
Operating Income	58.9	78.5	-25.0%
Operating Margin	38.9%	45.8%	-6.9 p.p
Net Income	47.7	56.3	-15.3%
Net Margin	31.6%	32.8%	-1.3 p.p

Net Income and Earnings per Share

In 1Q21, the Company reported net loss after minority interest of R$891.9 million (excluding losses of exchange and monetary variations of R$1,532.2 million, non-recurring net losses of R$176.8 million and gains of R$72.5 million related to Exchangeable Notes and capped calls unrealized results), compared to net income of R$173.2 million (excluding non-recurring gains of R$87.5 million, exchange and monetary variations losses of R$2,531.1 million and losses of R$17.9 million related to Exchangeable Notes and capped calls unrealized results) during 1Q20, a decrease of R$1.1 billion.

Net Result (R$ MM)	1Q21	1Q20	% Var.
Net Income (Loss) for the Period	**(2,528.4)**	**(2,288.3)**	**10.5%**
(-) ESN And Capped Calls Unrealized Results	(72.5)	17.9	NM
(-) Exchange Variations, Net[1]	1,532.2	2,531.1	-39.5%
(-) Non-Recurring Expenses and Revenues, net	176.8	(87.5)	NM
Net Income (Loss)[4]	**(891.9)**	**173.2**	**NM**
EPS And EPADS	**1Q21**	**1Q20**	**% Var.**
Weighted Average Shares Outstanding[2]	355.8	355.7	0.0%
Weighted Average Shares ADS Outstanding[3]	177.9	177.8	0.1%
Loss Per Share in R$	**(7.11)**	**(6.43)**	**10.6%**
Loss Per ADS in US$	**(2.52)**	**(2.88)**	**-12.5%**
Earnings (Loss) Per Share in R$[4]	**(2.51)**	**0.49**	**NM**
Earnings (Loss) Per ADS in US$[4]	**(0.89)**	**0.22**	**NM**

Earnings Per Diluted Share and Diluted ADS	1Q21	1Q20	% Var.
Weighted Average Shares Outstanding[2]	393.4	395.2	-0.5%
Weighted Average Shares ADS Outstanding[3]	196.7	197.6	-0.5%
Earnings (Loss) Per Diluted Share in R$[5]	-	**0.44**	**NM**
Earnings (Loss) Per Diluted ADS in US$[5]	-	**0.20**	**NM**

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in March 31, 2021 is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 393.4 million in 1Q21, including the dilution from ESNs conversion into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses. (5) Not applicable, there is no provision for dilution of net losses in international accounting standards (IFRS).

Cash Flow

As of March 31, 2021, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$1.8 billion, R$779 million lower compared to December 31, 2020 and R$2.4 billion lower than March 31, 2020.

Operating activities consumed R$366.4 million in 1Q21, compared to an operating cash flow of R$1,122.0 million in 1Q20, due to the reduction in the volume of the Company's sales, as a consequence of the impacts of the "second wave" of Covid-19 cases in Brazil, in addition to the transition to the low travel season.

Investment activities consumed R$148.1 million net in the quarter, mainly due to engine maintenance events in the period.

Cash used by financing activities in 1Q21 was R$264.3 million, which comprised the amortization of short-term debts as well as lease payments.

Consolidated Cash Flow Summary (R$ MM)	1Q21	1Q20	% Var.	4Q20	% Var.
Net Income (Loss) For The Period	**(2,505.8)**	**(2,261.6)**	**10.8%**	**59.4**	**NM**
Adjustment of Non-Cash Items	2,435.5	3,902.8	-37.6%	48.9	NM
Net Income After Adjusting Non-Cash Items	**(70.3)**	**1,641.2**	**NM**	**108.3**	**NM**
Net Cash Provided to (Used In) Operating Activities	(366.4)	1,122.0	NM	656.6	NM
Net Cash Used In Investment Activities	(148.1)	(307.9)	-51,9%	(78.9)	87.7%
Net Cash Flow	**(514.5)**	**814.1**	**NM**	**577.8**	**NM**
Net Cash Used in Financing Activities	(264.3)	(856.0)	-69,1%	(243.6)	8.5%
Net Increase (Decrease) in Cash, Equivalents and A/R[1]	**(778.8)**	**(41.9)**	**NM**	**334,1**	**NM**
Total Liquidity at The Beginning of Period	**2,576.5**	**4,273.0**	**-39,7%**	**2,242.3**	**14.9%**
Accounts Receivable Beginning of Period	**739.7**	**1,229.5**	**-39,8%**	**790.9**	**-6.5%**
Accounts Receivable End of Period	**542.8**	**791.8**	**-31,4%**	**739.7**	**-26.6%**
Total Liquidity at The End of Period	**1,797.7**	**4,231.1**	**-57,5%**	**2,576.5**	**-30.2%**

*(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables. *For better comparability purposes, the accounting reclassification of "Aircraft Sales Receipt" was not considered, as it was already incorporated in the 1Q20 release.*

Liquidity and Indebtedness

As of March 31, 2021, the Company achieved total liquidity of R$1.8 billion, a decrease of R$779 million compared to December 31, 2020, and R$2.4 billion lower compared to March 31, 2020.

The Company registered total loans and financings as of March 31, 2021, of R$19.0 billion (including leases), an increase of 8.0% versus 4Q20, mainly due to the 9.6% appreciation of the U.S. Dollar in the quarter, offset by the amortization of R$467.5 million, comprised by R$123.5 million of principal payments and R$215.5 million of interest payments on loans and financing, and R$128.5 million of principal payments related to lease obligations.

The Company ended 1Q21 with short-term debt of R$2.3 billion, of which approximately R$1.2 billion corresponds to working capital debt with local banks. The Company stands out among few airlines in the world that has amortized more than R$4.1 billion of debt over the past 12 months through its management of liquidity and the extraction of value from current assets.

The net debt (excluding perpetual notes and Exchangeable Notes) to LTM EBITDA ratio was 11.4x as of March 31, 2021, 6.2x higher when compared to Dec. 31, 2020, in a quarter where the U.S. Dollar appreciated against the Real by 9.6%. Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA was 13.7x as of March 31, 2021. The average maturity of the Company's long-term debt in 1Q21, excluding aircraft leases and financings and perpetual notes, is 3.2 years. GOL's average interest rate on local-currency debt increased to 6.2%, and its average interest rate on U.S. Dollar-dominated debt, excluding aircraft leases and financings and perpetual notes, increased to 6.1%.

Liquidity (R$ MM)	1Q21	1Q20	% Var.	4Q20	% Var.
Cash, Cash Equivalents and Restricted Cash	1,254.9	2,992.3	-58.1%	1,836.8	-31.7%
Short-Term Accounts Receivable & Securities and Receivables	542.8	791.8	-31.4%	739.7	-26.6%
Total Liquidity	**1,797.7**	**4,231.1**	**-57.5%**	**2,576.5**	**-30.2%**
Total Liquidity as % of LTM Net Revenues	*37.5%*	*30.7%*	*6.8 p.p.*	*40.4%*	*-2.9 p.p.*
Indebtedness (R$ MM)	**1Q21**	**1Q20**	**% Var.**	**4Q20**	**% Var.**
Loans and Financings	640.8	1,563.7	-59.0%	1,696.7	-62.2%
Aircraft Financing	1,485.9	1,697.8	-12.5%	1,513.9	-1.8%
Aircraft Rent	8,549.9	7,418.7	15.2%	7,567.9	13.0%
Debt Issuance	5,379.5	3,920.1	37.2%	4,025.9	33.6%
Exchangeable Notes	2,005.7	1,637.0	22.5%	1,934.8	3.7%
Perpetual Notes	894.9	705.2	26.9%	805.7	11.1%
Total Loans and Financings	18,956.7	16,942.3	11.9%	17,544.9	8.0%
Short-term debt	**4,210.6**	**4,989.9**	**-15.6%**	**3,654.0**	**15.2%**
Short-term Debt in US$	596.0	871.4	-31.6%	565.9	5.3%
Short-term Debt in BRL	815.2	459.6	77.4%	713.1	14.3%
Long-term debt	**14,746.2**	**11,952.5**	**23.4%**	**13,890.9**	**6.2%**
Long-term Debt in US$	2,586.0	2,267.5	14.0%	2,642.0	-2.1%
Long-term Debt in BRL	12.8	164.6	-92.2%	161.2	-92.1%
Debt and Leverage(1) (R$ MM)	**1Q21**	**1Q20**	**% Var.**	**4Q20**	**% Var.**
Gross Debt	16,056.1	14,600.2	10.0%	14,804.4	8.5%
(-) Total Cash	1,254.9	2,992.3	-58.1%	1.836.8	-31.7%
Net Debt	**14,801.2**	**11,607.9**	**27.5%**	**12,967.6**	**14.1%**
% of debt in Foreign Currency	*96.7%*	*96.3%*	*0.4 p.p.*	*96.4%*	*0.3 p.p.*
% of debt in Short-Term	*22.2%*	*29.5%*	*-7.3 p.p.*	*20.8%*	*1.4 p.p.*
% of debt in Long-Term	*77.8%*	*70.5%*	*7.3 p.p.*	*79.2%*	*-1.4 p.p.*
LTM EBITDA(2)	1,295.6	4,476.4	-71.1%	2,469.0	-47.5%
Net Debt / LTM EBITDA(2)	**11.4 x**	**2.6 x**	**8.8 x**	**5.3 x**	**6.2 x**
Gross Debt / LTM EBITDA(2)	12.4 x	3.3 x	9.1 x	6.0 x	6.4 x

(1) Excluding Perpetual and Exchangeable Notes. (2) Excluding non-operating expenses and depreciation.

Financial Debt Amortization Schedule (in million[1])[2]


USD Debt
Exchangeable Senior Notes USD
BRL Debt
302
70
153
43
3
20
151
40
17
57
105
425
129
1.164
2Q21
3Q21
4Q21
1Q22
2Q22
2S22
2023
2024
2025+

1- Currency of issuance or contract.
2- Considers the net amortization schedule of working capital refinancing credit lines.

Fleet

At the end of 1Q21, GOL's total fleet was 127 Boeing 737 aircraft, comprised of 119 NGs and eight (8) MAXs (operational). At the end of 1Q20, GOL's total fleet was 131 aircraft, of which seven (7) were MAXs (non-operational). The average age of the Company's fleet was 11.2 years at the end of 1Q21.

GOL does not operate widebody aircraft, and has no aircraft financed via the capital markets, EETCs or finance leases. Its operating fleet is 100% composed of narrowbody aircraft financed via operating leases.

Total Fleet at the End of Period	1Q21	1Q20	% Var.	4Q20	% Var.
B737s	127	131	-4	127	0
B737-7 NG	23	23	0	23	0
B737-8 NG	96	101	-5	97	-1
B737-8 MAX	8	7	+1	7	+1

As of March 31, 2021, GOL had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10. The Company's fleet plan returns up to eleven (11) operational aircraft by the end of 2021, with the flexibility to return even more aircraft if necessary.

Fleet Plan	2021E	2022E	2023E	>2024E	Total
Operating Fleet at the End of the Year	129	132			
Aircraft Commitments (R$ MM)	-	1,024.2	4,573.5	21,260.0	26,857.7

During the first quarter, GOL maintained flexibility on its fixed monthly payments via variable (power-by-the-hour) contacts. The agreements signed with its lessors allow for the extension of deferrals in order to be adjusted proportionally to the recovery of capacity during 2021. Leasing remeasurement took into account the new payment flows, the discount rate and the exchange rate on the date of the contractual changes. The calculated effects were recorded as a reduction in the lease liability in the amount of R$26.6 million, with a corresponding increase in fixed assets of R$2.5 million and a loss of R$16.7 million in the operating result.

Outlook for 2Q21

In 2Q21, the Company estimates an average operating fleet of 63 aircraft, around 4x higher than average fleet operated in the same quarter of 2020. Revenue for the quarter ended June 2021 is expected to decrease approximately 35% compared to the quarter ended March 2021.

GOL expects to end 2Q21 with around R$4.2 billion in total liquidity and R$14.8 billion in adjusted net debt. Several important initiatives are relevant to ensure that the Company maintains liquidity at expected levels in 2Q21.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is sharing these metrics:

Metrics	2Q21E Preliminary
Brazil Quarterly GDP Variation[1] (%)	-2.5%
Domestic Routes Served (average) / % of 2Q20	~114 / ~223%
Average Operating Fleet / % of 2Q20	~63 / ~377%
Load Factor (%)	~79%
Net Operating Revenues (R$ BN) / % of 2Q20	~1.0 / ~290%
Other Revenue (cargo, loyalty, other)	15% of revenues
EBITDA Margin[2]	11% to 13%
EBIT Margin[2]	-1% to +1%
CAPEX (R$ MM)	~160
Net Cash Burn (R$/day)	~2
Average fuel price per liter	R$3.20 - R$3.30
Average exchange rate	R$5.40 – R$ 5.50
Gross Global Scope 1 emissions (000 m t CO2)	~314.6
Total Fuel Consumed (1,000 liters per RPK)	~30.0
Greenhouse Gas Emissions/Flight Hour (t CO2)	~7.4
Total Liquidity[3] (R$ BN)	~4.2
Net Debt[4] (R$ BN)	~14.8
Net Debt / LTM EBITDA Ratio[4,5] (x)	~11x
Passenger unit revenue (PRASK)	Down ~15%
Operating CASK Ex-fuel[2]	Down ~27%
RPK - Domestic & Total vs. 2Q20	Up ~340%
ASK – Domestic & Total vs. 2Q20	Up ~330%
Seats – Domestic & Total vs. 2Q20	Up ~540%

(1) Sequential; Source: Brazilian Central Bank.

(2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$950 million in 2Q21 and R$918 million in 2Q20.

(3) Cash and cash equivalents, restricted cash, accounts receivable, securities, receivables and deposits.

(4) Excluding perpetual bonds and exchangeable notes.

(5) Pro-forma, excluding non-operating expenses and depreciation.

Environmental, Social and Governance ("ESG") Information

GOL aims to be a world leader in making air travel more sustainable. The Company launched a new Environmental, Social and Governance section on its investor relations website (www.voegol.com.br/ir), including detailed information using SASB and TCFD metrics, and a specific subsection for projections. The new website content is aligned with GOL's commitment to improving the sustainability of its business through strong corporate governance, being first for all Employees and Customers by driving inclusion and accessibility, and by reaching net zero carbon emissions in 2050.

GOL has implemented significant improvements in the disclosures about the Company's sustainability actions, providing more ESG data to investors. GOL hopes to encourage the airline industry as a whole to tackle environmental, social and governance issues by becoming more sustainable and transparent.

The Company encourages the managers of ESG-oriented investment funds to review GOL's sustainability actions and reporting philosophy on its investor relations website: www.voegol.com.br/ir.

Projections

GOL is providing investors with projections for three SASB metrics.

Metrics	Actual				Projections[1]		
	2017	2018	2019	2020	2021 E	2022 E	2023 E
Gross Global Scope 1 Emissions (000 m t CO_2)	3,316.6	3,394.3	3,743.9	1,938.2	~2,140	~3,320	~4,060
Total Fuel Consumed (1,000 liters per RPK)	37.0	36.5	35.3	35.9	~33.2	~34.6	~33.1
Greenhouse gas emissions / flight hour (t CO_2)	8.1	8.3	8.7	9.4	~8.4	~8.4	~8.4

[1] Preliminary and unaudited information

Comments

Environmental: Climate change could cause an increase in extreme weather and natural disasters, which could affect airline operations, alongside social and political events resulting from these risks. As such, we aim to build a sustainable business and we seek to be a global industry leader in sustainable aviation by, among other measures, reducing greenhouse gas emissions by means of efficient fuel use and network management.

The Company is pioneer in incentivizing the research and development of biofuel technology and was the first Brazilian airline to release its greenhouse gas inventory based on the Greenhouse Gas Protocol - it has been qualified under the Gold Standard since 2011. GOL is a member of national and international entities such as the GHG Protocol Brazilian Program, the Brazilian Biofuel and Biokerosene Union (Ubrabio), the IATA's Environmental Committee, the Group of Users of Sustainable Aviation Fuel (Safug), the Brazilian Platform for Renewable Fuel and Biokerosene (PBB) and the Minas Gerais State Biokerosene Platform (PMB).

The Company also manages greenhouse gas emissions ("GHGs") through fuel efficiency and network management. Over the past decade, the Company has reduced its CO_2 emissions per passenger by 26%. Since 2016, GOL is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. In 2020, the Company was the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of the IATA Environmental Assessment, IEnvA, which is validation that GOL has developed a consistent environmental policy and is fulfilling its responsibilities. According to MSCI in its ESG Rating Scorecard, GOL was rated as one of the most sustainable and carbon efficient airlines in the world, reaching carbon emission rates up to 20% below its industry peers.

By the end of 2021, GOL will seek to achieve IEnvA Stage 2. The Company is also member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel.

To achieve these environmental objectives, GOL is actively looking to adopt new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is transitioning to 737 MAX-8s, which consume 15% less fuel and produce 16% fewer carbon emissions than the 737-800 NG aircraft.

GOL also has an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Measures planned by the Company are in line with the positioning of the Brazilian Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Secretariat (SAC) and the National Civil Aviation Agency (ANAC), which has proposed that Brazilian airlines join CORSIA by 2027 when participation will be mandatory.

In the 1Q21, Gross Global Scope 1 emissions (in thousand metric tons of CO2) were approximately 488.4, a 12% reduction versus 4Q20, while Total Fuel Consumed (in thousand liters per RPK) was 34.4, 5% higher compared to 4Q20, and Greenhouse Gas Emissions per Flight Hour (in tons of CO2) were around 7.3, representing a 22% reduction versus the 4Q20.

Social: The GOL Institute, a non-profit association focused on training low-income young people to work in the aviation industry, celebrated its 16th anniversary in November 2020. Fueling the success of the initiative, in 2014, the Company institutionalized the signature of its social projects through the GOL Institute, which became the protagonist of its social performance. GOL currently supports over 57 organizations, including AACD, Amigos do Bem, the Brazilian Paralympic Committee, Teto, Fundação GOL de Letra and Instituto Fernando Fernandes.

Since the beginning of the pandemic, the Company has been working on initiatives, including the free transport of Health professionals flying for work, which reinforces its pioneering spirit and concern for the Safety of all Brazilians. In line with this attitude, GOL remains attentive and at the disposal of the country's authorities to transport Covid-19 vaccines free of charge, as they become available. Together with GOLLOG, the Company will continue to use GOL's fleet and extensive network to take the vaccines to all the necessary points. In 2020, the Company also partnered with Hospital Albert Einstein, an authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying its already strict hygiene measures against the spread of coronavirus in aircraft and airports. It is the first and only company in Brazil to obtain the Einstein Covid-19 Quality and Safety Standards seal.

Early on in the pandemic, GOL also signed a collective bargaining agreement with the National Aeronauts Union and the Airline Workers Union to jointly ensure the maintenance of jobs of captains, pilots and crew in addition to the Company's other workers for 12 and 18 months respectively, effective July 1, 2020.

Governance: GOL was one of the first Foreign Private Issuers (FPIs) in South America to conform to the requirements of Sarbanes-Oxley Law (SOX), Section 404 and uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to internal controls. The Company also is in accord with Section 302 of the same Act, which defines that director executives shall personally declare their responsibility for disclosure of information. These certifications have improved and reaffirmed GOL's commitments to good corporate governance practices.

Safety is our number 1 value and guides our actions. GOL's Information Technology team acts on the Company's servers in a timely manner, using the most advanced protection tools available, in addition to periodically disseminating alerts and information to make employees aware of the different types of cyber risks and scams applied on the internet, and how better to act and defend against them. GOL also has a Privacy Policy and Conditions of Use for users' data and is adapting to the new General Data Protection Law to improve the experience of Customers in all digital channels.

GOL is focused on improving diversity, equity and inclusion in its workforce, and as such, the Company reached a 35% participation rate of women in leadership positions during the first quarter of 2021.

GOL has also sought to simply its corporate governance through reorganization of its subsidiaries and by seeking the reincorporation of Smiles shares by GLA. The Company believes the proposed transaction is an important milestone to maximize future value for both the GOL and Smiles' shareholders by increasing the Group's market competitiveness.

The Company adopts Level 2 of Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index ("IGC") and the Special Tag Along Stock Index ("ITAG"), which were created for companies committed to apply the differentiated corporate governance practices.

Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility. Among our initiatives are our voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. We also maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.

Environmental	1Q21	2020	2019	2018
Fuel				
Total Fuel Consumed (GJ x 1,000)	6,711	25,232	51,492	48,935
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.5	28.8	28.9	29.2
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO^2)	488,441	1,938,497	3,743,873	3,394,307
Greenhouse gas (GHG) emissions/flight hour (tons CO^2)	8.5	9.2	8.7	8.3
Greenhouse gas (GHG) eliminated (tons CO^2)	9,552	45,373	92,221	70,606
Greenhouse gas (GHG) compensated (tons CO^2)	0	0	0	0
Fleet				
Average Age of Fleet	11.2	11,0	9.9	9.5
Social	**1Q21**	**2020**	**2019**	**2018**
Labor Relations				
Employee Gender (% Male/Female)	56/44	56/44	55/45	55/45
Age: Under 30 years (%)	25	26	26	29
Between 30 and 50 years (%)	64	63	62	60
Over 50 years (%)	11	11	12	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	-	-
Customer & Company behavior				
On-time Departures (%)	96.26	93.22	88.98	91.82
Flight Completion (%)	98.44	97.92	98.10	98.49
Lost Baggage (per 1,000 pax)	1.84	2.10	2.09	2.03
Safety				
Number of Fatalities	0	0	-	-
Number of Governmental Enforcement Actions and Aviation Safety	0	0	-	-
Governance	**1Q21**	**2020**	**2019**	**2018**
Management				
Independent Directors (%)	55	55	50	44
Participation of Woman in Leadership Positions (%)	35	35	33	38
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

Consolidated Income Statement

(R$ Thousands)	1Q21	1Q20	% Var.
Net Operating Revenues	1,567,627	3,147,727	-50.2%
Passenger	1,416,278	2,941,333	-51.8%
Cargo and Other	151,349	206,394	-26.7%
Total net Operating Expenses	(2,090,131)	(2,122,306)	-1.5%
Salaries	(464,432)	(595,223)	-22.0%
Aircraft Fuel	(566,128)	(1,001,138)	-43.5%
Landing Fees	(114,065)	(201,742)	-43.5%
Passenger Costs	(108,016)	(176,041)	-38.6%
Services Provided	(187,102)	(173,968)	7.5%
Sales and Marketing	(66,361)	(118,012)	-43.8%
Maintenance, Materials and Repairs	(153,366)	(144,321)	6.3%
Depreciation and Amortization	(273,624)	(502,074)	-45.5%
Other	(157,037)	790,213	NM
Idle Expenses - Depreciation	(62,700)	-	NM
Other Income (Expenses)	(94,337)	790,213	NM
Equity Results	-	-	NM
Operating Result	(522,504)	1,025,421	NM
Financial Income (Expense), net	(1,962,318)	(3,243,614)	-39.5%
Income (Loss) Before Income Taxes	(2,484,822)	(2,218,193)	12.0%
Current Income and Social Contribution Taxes	(28,831)	(24,273)	18.8%
Deferred Income and Social Contribution Taxes	7,862	(19,143)	NM
Net Income (Loss) Before Non-Controlling Interests	(2,505,791)	(2,261,609)	10.8%
Non-Controlling Interests From Smiles	22,612	26,660	-15.2%
Net Income (Loss) After Non-Controlling Interests	(2,528,403)	(2,288,269)	10.5%
Income (Losses) Per Preference Share After Non-Controlling Interests	(7.105)	(6.433)	10.4%
Income (Losses) Per Common Share After Non-Controlling Interests	(2.517)	(2.881)	-12.6%
Number of Shares at The End of The Period (MM)	355.8	355.7	0.0%

Consolidated Balance Sheet

(R$ Thousands)	03/31/2021	12/31/2020	% Var.
ASSETS	11,889,360	12,814,136	-7,2%
Current Assets	2,596,419	3,245,351	-20,0%
Cash And Cash Equivalents	404,713	662,830	-38,9%
Short-Term Investments	535,538	628,343	-14,8%
Restricted Cash	265,192	355,769	-25,5%
Trade Receivables	542,804	739,699	-26,6%
Inventories	188,336	195,638	-3,7%
Advances For Suppliers	155,945	318,769	-51,1%
Recoverable Income Taxes	364,702	186,955	95,1%
Derivatives	17	12,526	-99,9%
Other Current Assets	139,172	144,822	-3,9%
Noncurrent Assets	9,292,941	9,568,785	-2,9%
Long-Term Investments	-	992	NM
Restricted Cash	49,435	188,838	-73,8%
Deposits	2,221,374	2,058,455	7,9%
Advances For Suppliers	89,530	89,701	-0,2%
Recoverable Income Taxes	111,864	318,404	-64,9%
Deferred Taxes	57,704	53,563	7,7%
Other Noncurrent Assets	35,340	34,338	2,9%
Derivatives	47,907	116,283	-58,8%
Investments	-	815	NM
Property, Plant And Equipment	4,931,331	4,960,288	-0,6%
Intangible Assets	1,748,456	1,747,108	0,1%
Liabilities and Shareholders' Equity (Deficit)	11,889,360	12,814,136	-7,2%
Current Liabilities	11,009,943	10,398,216	5,9%
Short-Term Debt	2,304,032	2,353,279	-2,1%
Leases	1,933,152	1,317,008	46,8%
Suppliers	1,538,228	1,612,536	-4,6%
Salaries	298,675	334,670	-10,8%
Income Taxes Payable	54,433	73,614	-26,1%
Landing Fees	940,608	907,958	3,6%
Advance Ticket Sales	1,662,039	2,050,799	-19,0%
Mileage Program	1,309,652	1,258,502	4,1%
Advances From Customers	80,779	27,897	189,6%
Provisions	298,125	169,381	76,0%
Derivatives	-	5,297	NM
Other Current Liabilities	590,220	287,275	105,5%
Noncurrent Liabilities	17,287,337	16,182,979	6,8%
Long-Term Debt	8,102,790	7,623,687	6,3%
Leases	6,643,369	6,267,184	6,0%
Suppliers	23,730	32,658	-27,3%
Salaries	32,399	-	NM
Taxes Payable	30,185	32,362	0,0%
Mileage Program	335,290	322,460	4,0%
Provisions	1,445,587	1,353,515	6,8%
Deferred Taxes	215,910	219,634	-1,7%
Other Noncurrent Liabilities	458,077	331,479	38,2%
Shareholders' Equity (Deficit)	(16,407,920)	(13,767,059)	19,2%
Capital Stock	3,009,436	3,009,436	NM
Advance For Future Capital Increase	1,180	1,180	NM
Treasury Shares	(62,215)	(62,215)	NM
Capital Reserves	212,256	207,246	2,4%
Equity Valuation Adjustments	(480,631)	(577,369)	-16,8%
Accumulated Losses	(19,513,773)	(16,985,370)	14,9%
Non-Controlling Interests	425,827	640,033	-33,5%

Consolidated Cash Flow

(R$ Thousands)	1Q21	1Q20	% Var.
Net Loss for the Period	**(2,505,791)**	**(2,261,609)**	**10.8%**
Adjustment to Reconcile Net Loss to Cash From Operating Activities			
Depreciation and Amortization	336,299	528,036	-36.3%
Allowance (Reversal) for Doubtful Accounts	(815)	2,518	NM
Provisions for Legal Proceedings	70,147	74,502	-5.8%
Provision for Inventory Obsolescence	50	45	11.1%
Recovery of out-of-date credits	(57,422)	(126,675)	-54.7%
Present Value of Assets and Liabilities	18,870	-	NM
Deferred Taxes	(7,862)	19,143	NM
Share-Based Payments	5,171	4,947	4.5%
Expense recovery	-	(309,980)	NM
Sale-Leaseback	-	(112,590)	NM
Actuarial Losses on Post-Employment Benefit	4,353	4,750	-8.4%
Exchange and Monetary Variations, net	1,503,093	3,810,587	-60.6%
Interest on Loans, Leases and Amorti. of Cost and Goodwill	421,967	304,163	38.7%
Provision and Amortization for Aircraft and Engine Return	113,894	31,906	257.0%
Provision (reversal) for reduction of maintenance reserve	9,678	53,871	-82.0%
Result Of Derivatives Recognized In Results	89,443	130,200	-31.3%
Unrealized Hedge Results - ESN	(116,546)	(575,357)	-79.7%
Termination of Obligation Due to Contractual Term Reduction	-	(20,968)	NM
Provision for Labor Obligations	50,348	70,461	-28.5%
Write-Off of Property, Plant and Equipment and Intangible Assets	500	15,478	-96.8%
Provision for loss on advances from suppliers	(4,640)	-	NM
Other Provisions	(1,007)	(2,209)	-54.4%
Adjusted Net Result	**(70,270)**	**1,641,219**	**NM**
Changes in Operating Assets and Liabilities:			
Trade Receivables	201,276	449,475	-55.2%
Short-Term Investments	13,820	(11,775)	NM
Inventories	7,252	(16,612)	NM
Deposits	(36,742)	(159,717)	-77.0%
Recoverable Taxes	86,215	(12,139)	NM
Variable leases	12,353	-	NM
Suppliers	(117,066)	(54,202)	116.0%
Suppliers - Forfaiting	-	227,552	NM
Advance Ticket Sales	(388,760)	(362,042)	7.4%
Mileage Program	63,980	161,301	-60.3%
Advances From Customers	52,882	3,267	NM
Salaries	(53,944)	(59,876)	-9.9%
Landing Fees	32,650	51,600	-36.7%
Taxes Receivables	2,148	25,822	-91.7%
Derivatives	133,331	(329,438)	NM
Advances to Suppliers	167,636	(45,268)	NM
Legal and Aircraft Returns Payments	(83,492)	(72,686)	14.9%
Other Credits and Obligations, net	220,338	(83,056)	NM
Interest Paid	(215,462)	(234,352)	-8.1%
Income Taxes Paid	(23,506)	(28,468)	-17.4%
Net Cash Flows From (Used in) Operating Activities	**4,639**	**1,090,605**	**-99.6%**
Restricted Cash	31,710	(839,593)	NM
Short-Term Investments of Smiles	95,735	(241,810)	NM
Advances for Property, Plant and Equipment Acquisition, net	(65,574)	(56,851)	15.3%
Acquisition of Property, Plant and Equipment	(56,426)	(232,457)	-75.7%
Acquisition of Intangible Assets	(26,084)	(18,610)	40.2%
Net Cash From (Used in) Investing Activities	**(20,639)**	**(1,389,321)**	**-98.5%**
Loan and Financing Funding	10,952	60,156	-81.8%
Loan Payments	(123,541)	(501,570)	-75.4%
Lease Payments	(128,528)	(421,713)	-69.5%
Dividends And Interest Equity Paid to Non-Controlling Interest	(23,139)	(14,811)	56.2%
Capped Call Premium Received (Paid)	-	21,800	NM
Shares to Issue	-	143	NM
Net Cash Used in Financing Activities	**(264,256)**	**(855,995)**	**-69.1%**
Foreign Exchange Variation on Cash Held In Foreign Currencies	22,139	168,313	-86.8%
Net Increase (Decrease) in Cash and Cash Equivalents	**(258,117)**	**(986,398)**	**-73.8%**
Cash and Cash Equivalents at Beginning of the Period	**662,830**	**1,645,425**	**-59.7%**
Cash and Cash Equivalents at The End of the Period	**404,713**	**659,027**	**-38.6%**

Glossary of industry terms

- **AIRCRAFT LEASING:** an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AIRCRAFT UTILIZATION:** the average number of hours operated per day by the aircraft.
- **AVAILABLE SEAT KILOMETERS (ASK):** the aircraft seating capacity multiplied by the number of kilometers flown.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK):** cargo capacity in tonnes multiplied by number of kilometers flown.
- **AVERAGE STAGE LENGTH:** the average number of kilometers flown per flight.
- ***EXCHANGEABLE SENIOR NOTES* (ESN):** convertible securities.
- **BLOCK HOURS:** the time an aircraft is in flight plus taxiing time.
- **BREAKEVEN LOAD FACTOR:** the passenger load factor that will result in passenger revenues being equal to operating expenses.
- **BRENT:** oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
- **CHARTER:** a flight operated by an airline outside its normal or regular operations.
- **FREIGHT LOAD FACTOR (FLF):** percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
- **FREIGHT TONNE KILOMETERS (FTK):** weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
- **LESSOR:** the party renting a property or other asset to another party, the lessee.
- **LOAD FACTOR:** the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
- **LONG-HAUL FLIGHTS:** long-distance flights (in GOL's case, flights of more than four hours' duration).
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** operating cost divided by the total number of available seat kilometers excluding fuel expenses.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK):** total operating revenue divided by the total number of available seat kilometers.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK)**: total passenger revenue divided by the total number of available seat kilometers.
- **PDP:** credit for advance payments for aircraft purchases financing.
- **REVENUE PASSENGERS:** the total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS (RPK):** the sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **SALE-LEASEBACK**: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
- **SLOT:** the right of an aircraft to take off or land at a given airport for a determined period of time.
- **SUB-LEASE:** an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **TOTAL CASH:** the sum of cash, financial investments and short and long-term restricted cash.
- **WTI BARREL:** West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
- **YIELD PER PASSENGER KILOMETER:** the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: **ri@voegol.com.br**
Phone: +55 (11) 2128-4700
Website: **www.voegol.com.br/ir**

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG's cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL's management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of Covid-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

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